Delisting Determination, The Nasdaq Stock Market, LLC, May 23, 2025, CSLM Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of CSLM Acquisition Corp. effective at the opening of the trading session on June 16, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2. The Company was notified of the Staff determination on January 15, 2025. The Company securities were suspended on January 22, 2025. The Staff determination to delist the Company securities became final on January 22, 2025.